Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 2 DATED May 4, 2011
TO THE PROSPECTUS DATED APRIL 22, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 22, 2011 and Supplement No. 1 dated April 22, 2011. The purpose of this Supplement No. 2 is to disclose:

•	the status of our initial public offering; and

•	the origination of a senior mortgage loan.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010. Of these shares, we are offering $1,000,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan. As of May 3, 2011, we had sold 1,836,496 shares of common stock in the offering for gross offering proceeds of approximately $18.3 million, all of which were sold in the primary offering. As of May 3, 2011, there were 108,689,820 shares of common stock available for sale in the offering, including 10,489,981 shares under the distribution reinvestment plan. Our initial public offering is expected to terminate on or before July 19, 2012, unless extended by our board of directors.

Origination of a Senior Mortgage Loan

On May 2, 2011, we, through a subsidiary, directly originated a senior mortgage loan, or the senior loan, in the amount of $15.1 million with a 75% loan-to-cost ratio to a third party borrower. We funded the senior loan origination with proceeds from our initial public offering. The borrower used the proceeds from the senior loan to acquire a five building office complex, totaling 199,422 square feet, in San Mateo, California. The purchase price paid by the borrower for the property was approximately 60% less than the purchase price paid for the property by its previous owner in 2007.

The senior loan bears interest at a floating rate of 400 basis points over the one-month London Interbank Offered Rate, or the LIBOR Rate, but at no point shall the LIBOR Rate for the senior loan be less than 4.0%. The initial term of the senior loan is 36 months with two one-year extension options available to the borrower. The senior loan may be prepaid during the first 24 months, provided that the borrower pays the remaining interest due on the senior loan through the initial term. Between months 25 and 30, the senior loan is subject to a prepayment fee equal to 2.0% of the amount being prepaid. Between months 31 and 36, the senior loan is subject to a prepayment fee equal to 1.0% of the amount being prepaid.

Although the current occupancy at the property is approximately 53% and the current cash flows do not cover debt service, the loan is structured with interest reserves to cover approximately 15 months of interest shortfall as well as other reserves for tenant improvements, leasing commissions and capital expenditures that we believe will provide sufficient time and capital to increase occupancy and cash flow so as to adequately cover debt service in the future.

The loan-to-cost ratio is the amount loaned by us to the borrower over the total cost to the borrower to fund the acquisition of the property, including closing costs, escrows and applicable reserves on the date we originated the loan.